[PMI Letterhead]

June 1, 2009

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-1090.

Attention:	Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	The PMI Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 16, 2009
File Number: 001-13664

Dear Mr. Rosenberg:

On behalf of The PMI Group, Inc. (the “Company”), this letter is being submitted in response to comments received by the Company from the staff of the Division of Corporate Finance of the United States Securities and Exchange Commission (the “Staff”), by letter dated May 19, 2009, with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008, filed by the Company on March 16, 2009 (the “Comments”).

This letter formally confirms the oral request on our behalf made today by our counsel, John L. Savva, Esq. of Sullivan & Cromwell LLP, to Staci Shannon, Staff Accountant. As conveyed in that request, the Company will file a response to the Comments on or before June 8, 2009.

Jim B. Rosenberg, Senior Assistant Chief Accountant	-2-

If you require additional information, please feel free to contact me at (925) 658-6212.

Sincerely,

/s/ Andrew D. Cameron
Andrew D. Cameron Group Senior Vice President, General Counsel and Secretary

cc:	Staci Shannon, Staff Accountant
Carlton Tartar, Accounting Branch Chief
(United States Securities and Exchange Commission)

Donald P. Lofe, Jr., Executive Vice President and Chief Financial Officer
(The PMI Group, Inc.)

John L. Savva
(Sullivan & Cromwell LLP)